UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Uganda and Tanzania: launch of the Lake Albert Resources Development Project (February 1, 2022)

Exhibit 99.2	TotalEnergies and Veolia Join Forces to Accelerate the Development of Biomethane (February 2, 2022)

Exhibit 99.3	Share capital decrease by way of treasury shares cancellation (February 9, 2022)

Exhibit 99.4	Fourth quarter and full-year 2021 results (February 10, 2022)

Exhibit 99.5	TotalEnergies Board of Directors decisions on 2021 dividend, 2022 shareholder returns, and 2022 Sustainability & Climate resolution (February 10, 2022)

Exhibit 99.6	U.S. – Gulf of Mexico: TotalEnergies withdraws from the North Platte Deep Water Project (February 10, 2022)

Exhibit 99.7	United States: TotalEnergies to Acquire SunPower’s Commercial & Industrial Solar Business (February 10, 2022)

Exhibit 99.8	Indicative ex-dividend dates for 2023 dividend (February 11, 2022)

Exhibit 99.9	Disclosure of Transactions in Own Shares (February 14, 2022)

Exhibit 99.10	Capital increase reserved for employees of TotalEnergies in 2022 (February 16, 2022)

Exhibit 99.11	TotalEnergies and Honeywell sign a strategic agreement to promote the development of advanced plastic recycling (February 17, 2022)

Exhibit 99.12	Suriname: TotalEnergies announces another significant discovery in Block 58 (February 21, 2022)

Exhibit 99.13	Disclosure of Transactions in Own Shares (February 21, 2022)

Exhibit 99.14	Namibia: TotalEnergies makes a significant discovery in offshore Block 2913B (February 24, 2022)

Exhibit 99.15	United-States: TotalEnergies Wins Maritime Lease to Develop a 3 GW+ Offshore Wind Farm on the East Coast of New York and New Jersey (February 28, 2022)

Exhibit 99.16	Disclosure of Transactions in Own Shares (February 28, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: March 1, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name:	Marie-Sophie Wolkenstein
Title:	Company Treasurer